OMD APPROVAL

OMD Number: 3235-0145
Expires:  August 31, 1999
Estimated average burden
hours per response...14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Furr's/Bishops, Inc.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
361115504
-----------------------------------------
(CUSIP Number)
April 23, 1998
-----------------------------------------
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page   1   of  5  Pages

CUSIP NO. 361115504     13G

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bradford T. Whitmore

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X /
(b)/  /

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
United States

              5 SOLE VOTING POWER
NUMBER OF       NONE
SHARES
BENEFICIALLY  6 SHARED VOTING POWER
OWNED BY        3,733,750 SHARES
EACH
REPORTING     7 SOLE DISPOSITIVE POWER
PERSON          NONE
WITH
              8 SHARED DISPOSITIVE POWER
                3,733,750 SHARES

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,733,750 SHARES

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*/  /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%

12 TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page   2   of   5   Pages

Page   3   of  5   Pages

Item 1.
(a) Name of Issuer
Furr's/Bishops Inc.

(b) Address of Issuer's Principal Executive Offices
6901 Quaker Ave., Lubbock, TX 79413

Item 2.
(a) Name of Person Filing
Bradford T. Whitmore

(b) Address of Principal Business Office or, if none,
Residence
1560 Sherman Avenue, Suite 900
Evanston, IL 60201

(c) Citizenship
United States

(d) Title of Class of Securities
Common Stock

(e) Cusip Number
361115504

Item 3. Not Applicable

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned
3,733,750 shares

(b) Percent of Class
7.7%

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
None

(ii) shared power to vote or to direct the vote
3,733,750 shares

(iii) sole power to dispose or to direct the vote
None

(iv) shared power to dispose or to direct the disposition of 3,733,750 shares


Item 5. Ownership of Five Percent or Less of a Class
Not Applicable

<PAGE 4>

Page   4   of  5   Pages

Item 6. Ownership of More than Five Percent of Behalf of
Another Person.
None

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

Reporting person is not a parent holding company.

Item 8. Identification and Classification of Member of the
Group

Bradford T. Whitmore is reporting this ownership as a member of a group with Spurgeon Corporation. Bradford T. Whitmore and Spurgeon Corporation are both general partners of Grace Brothers, Ltd. which owns 1,344,290 shares and Spurgeon and an entity wholly owned by Whitmore are both general partners of Rock Finance which owns 2,389,460 shares.

Item 9. Notice of Dissolution of Group

Reporting person is not filing notice of dissolution of a group.

Item 10. Certification
(b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 1998

Bradford T. Whitmore

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.